UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 15, 2022 (March 11, 2022)

HEALTHCARE TRUST OF AMERICA, INC.

HEALTHCARE TRUST OF AMERICA HOLDINGS, LP

(Exact name of registrant as specified in its charter)

Maryland(Healthcare Trust of America, Inc.)	001-35568	20-4738467

Delaware(Healthcare Trust of America Holdings, LP)	333-190916	20-4738347
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

16435 N. Scottsdale Road, Suite 320 Scottsdale, Arizona 85254	(480) 998-3478
(Address of Principal Executive Office and Zip Code)	(Registrant’s telephone number, including area code)

www.htareit.com

(Internet address)

N/A

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	HTA	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter):

Healthcare Trust of America, Inc.	☐ Emerging growth company

Healthcare Trust of America Holdings, LP	☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Healthcare Trust of America, Inc.	☐

Healthcare Trust of America Holdings, LP	☐

Item 5.02    Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

(e) Employment Agreement Amendments

On March 13, 2022, Healthcare Trust of America, Inc., a Maryland corporation (the “Company”), entered into the First Amendment to the Amended and Restated Employment Agreement with Robert A. Milligan, the Company’s Chief Financial Officer (the “Milligan Amendment”), amending the Employment Agreement between the Company and Mr. Milligan dated as of July 8, 2016. The Milligan Amendment becomes effective if the Company closes the proposed merger previously disclosed on Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 1, 2022 (the “Merger”). The Milligan Amendment (i) increases the cash severance payable in a lump sum to two (2) times the sum of Mr. Milligan’s base salary and target bonus, (ii) extends the maximum period that the Company will pay the COBRA premium as part of his severance benefits from twelve months to eighteen months; and (iii) requires the payment of sixty percent (60%) of the sum of Mr. Milligan’s base salary and the bonus paid for the last fiscal year as compensation for a one-year non-competition covenant that begins on the closing of the Merger. The Milligan Amendment also provides that Mr. Milligan shall have good reason immediately following the merger to terminate employment and be eligible for severance due to not being the chief financial officer of the ultimate parent company that results from completing the Merger.

On March 11, 2022, the Company entered into the First Amendment to the Amended and Restated Employment Agreement with Amanda L. Houghton, the Company’s Executive Vice President — Asset Management (the “Houghton Amendment”), amending the Employment Agreement between the Company and Ms. Houghton dated as of July 8, 2016. The Houghton Amendment extends the term of Ms. Houghton’s employment agreement through March 13, 2023. In the event that the Merger closes, the Houghton Amendment provides for the Company to pay (i) a $2,250,000 bonus within 15 days following the closing of the Merger in satisfaction of any separation benefits that Ms. Houghton would otherwise be eligible to receive, and (ii) $540,000 for a noncompete if either the Company terminates Ms. Houghton’s employment without cause or Ms. Houghton resigns for good reason after the Merger and during the remainder of the term. These payments are subject to signing a release in favor of the Company, and Ms. Houghton has generally obligated herself to continue her employment for ninety (90) days after Merger.

The foregoing descriptions of the Milligan Amendment and Houghton Amendment are not complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated into this Item 5.02(e) by reference.

Forward Looking Statements

Certain statements contained in this Current Report on Form 8-K constitute forward-looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially and in adverse ways from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Forward-looking statements are generally identifiable by the use of such terms as “expect,” “project,” “may,” “should,” “could,” “would,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “opinion,” “predict,” “potential,” “pro forma” or the negative of such terms and other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Current Report on Form 8-K. The Company cannot guarantee the accuracy of any such forward-looking statements contained in this Current Report on Form 8-K, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Forward-looking statements regarding the Company and HR include, but are not limited to, statements related to the proposed merger transactions under the Merger Agreement described in this Form 8-K (the “Proposed Transaction”), including the anticipated timing, benefits and financial and operational impact thereof; HR’s expected financing for the transaction; other statements of management’s belief, intentions or goals; and other statements that are not historical facts. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: the Company’s and HR’s ability to complete the Proposed Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the Proposed Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of the Company and HR management from ongoing business operations; failure to realize the expected benefits of the Proposed Transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of stockholder litigation in connection with the Proposed Transaction, including resulting expense or delay; the risk that the Company’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the Proposed Transaction; risks related to future opportunities and plans for the Company, including the uncertainty of expected future financial performance and results of the Company following completion of the Proposed Transaction; effects relating to the announcement of the Proposed Transaction or any further announcements or the consummation of the Proposed Transaction on the market price of the Company’s or HR’s common stock; the possibility that, if the Company does not achieve the perceived benefits of the Proposed Transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the Company’s common stock could decline; general adverse economic and local real estate conditions; the inability of significant tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; increases in interest rates; increases in operating expenses and real estate taxes; impairment charges; pandemics or other health crises, such as COVID-19; and other risks and uncertainties affecting the Company and HR, including those described from time to time under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and other filings and reports by the Company. Moreover, other risks and uncertainties of which the Company is not currently aware may also affect the Company’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by the Company on its website or otherwise. The Company undertakes no obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

Important Additional Information and Where to Find It

This communication relates to the Proposed Transaction pursuant to the terms of the Merger Agreement. In connection with the Proposed Transaction, the Company expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and HR and that will also constitute a prospectus of the Company. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HR, THE COMPANY, THE COMPANY OP, AND MERGER SUB AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from the Company at its website, www.htareit.com or from HR at its website, www.healthcarerealty.com. Documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website at www.htareit.com under the heading Investor Relations or, alternatively, by directing a request to the Company at info@htareit.com or 16435 North Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, telephone: (480) 998-3478 and documents filed with the SEC by HR will be available free of charge by accessing HR’s website at www.healthcarerealty.com under the heading Investor Relations or, alternatively, by directing a request to HR at communications@healthcarerealty.com or 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203, telephone: (615) 269-8175.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	First Amendment to the Amended and Restated Employment Agreement between Healthcare Trust of America, Inc. and Robert A. Milligan.

99.2	First Amendment to the Amended and Restated Employment Agreement between Healthcare Trust of America, Inc. and Amanda L. Houghton.

104	Cover Page Interactive Data File, formatted in inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Healthcare Trust of America, Inc.

Date: March 15, 2022	By:	/s/ Peter N. Foss
Name: Peter N. Foss
Title: Interim President and Chief Executive Officer

Healthcare Trust of America Holdings, LP

	By:	Healthcare Trust of America, Inc.,

its General Partner

Date: March 15, 2022	By:	/s/ Peter N. Foss
Name: Peter N. Foss
Title: Interim President and Chief Executive Officer

Exhibit 99.1

AMENDMENT NO. 1 TO AMENDED AND RESTATED EMPLOYMENT AGREEMENT

(Robert A. Milligan)

THIS AMENDMENT NO. 1 TO AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Amendment”) is entered into and effective as of March 13, 2022 by and between HEALTHCARE TRUST OF AMERICA, INC., a Maryland corporation (the “Company”), and ROBERT A. MILLIGAN (the “Executive”).

RECITALS

WHEREAS, the Company employs Executive as its Chief Financial Officer, Treasurer, and Secretary under the terms of an Amended and Restated Employment Agreement dated July 8, 2016, as amended by two letter agreements dated July 14, 2017 and March 18, 2019 (collectively, the “Employment Agreement”); and

WHEREAS, the Company is contemplating a merger transaction with Healthcare Realty Trust Incorporated (“Transaction”), and the Company agrees that, if the Transaction is consummated, he will not be the Chief Financial Officer of resulting parent company upon the closing of the Transaction. As such Executive will have Good Reason to terminate his employment with the Company upon the closing of the Transaction;

WHEREAS, the parties desire to modify the Employment Agreement with this amendment;

NOW, THEREFORE, in consideration of the foregoing premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby affirmed, the Company and Executive agree to the following to amend the Employment Agreement as follows:

1. The Company and Executive agree that the foregoing recitals are correct and that the Transaction upon consummation will result in a material diminution in Executive’s authority, duties and responsibility as he will not be the Chief Financial Officer of the resulting parent company and that Executive shall have Good Reason to terminate his employment under the Employment Agreement upon the closing of the Transaction. With that closing, Executive shall be relieved of all obligations to provide the Company and its successor with written notice of the event and condition giving rise to Good Reason, and the Company and its successor shall have no right to cure such event or condition.

2. Section 5.1 of the Employment Agreement is generally amended to stipulate that Executive’s Base Salary is $600,000.

3. The first sentence of Sections 8.6(a) of the Employment Agreement is hereby deleted in its entirety and replaced with the following:

“For purposes of this Agreement, “Separation Benefits” shall mean payment by the Company to the Executive of an amount equal to the sum of two (2) times the Executive’s Base Salary and two (2) times the Executive’s Target Bonus at the salary and bonus rate in effect on the date of signing by Executive of this Amendment.”

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4. Section 8.6(b) of the Employment Agreement is amended to replace the phrase “six (6) months” with the phrase “eighteen (18) months” where it appears in Section 8.6(b).

5. The first sentence of Section 8.8 of the Employment Agreement is replaced by the following two sentences:

Following the earlier of (1) the termination of Executive’s employment for any reason other than death (whether such termination is by the Company or the Executive) or (2) the closing of the Transaction (even if Executive remains employed following the Transaction) (the “Non-Compete Commencement Date”), Executive shall be subject to the non-competition covenant following the Non-Compete Commencement Date as provided in Section 9.2. In exchange for covenant, the Company shall pay to the Executive, in consideration for such covenant, an amount equal to sixty percent (60%) of the sum of (i) the Executive’s Base Salary at the rate in effect on the date of signing by Executive of this Amendment and (ii) the annual incentive bonus paid by the Company to the Executive for the fiscal year immediately preceding the fiscal year in which the Non-Compete Commencement Date occurs (the “Non-Compete Payment”); provided, however, that in the case of a termination of the Executive’s employment that occurs on or after the Expiration Date, the Company shall be required to provide the Executive written notice not less than twelve (12) months before the Expiration Date that it will require the Executive to comply with such non-competition covenant (and, if the Company does not timely provide such notice to the Executive prior to such a termination of the Executive’s employment by the Company, the Executive will not be subject to the non-competition covenant in Section 9.2).

6. The next-to-the-last, or penultimate, sentence of Section 8.8 is deleted.

7. The last sentence of Section 8.8 of the Employment Agreement is deleted and replaced with the following sentence:

“The covenant in Section 9.2 will apply for the entire Time Limit (as defined in Section 9.5 below) following the Non-Compete Commencement Date.”

8. The first sentence of Section 9.5 is deleted in its entirety and replaced with the following:

The term “Time Limit” shall mean during the Executive’s employment with the Company and continuing for one (1) year after Non-Compete Commencement Date.”

9. This Amendment shall become void ab initio in the event that the Company abandons the Transaction.

10. This Amendment represents the entire understanding among the parties with respect to the subject matter hereof, and this Amendment supersedes any and all prior understandings, agreements, plans and negotiations, whether written or oral, with respect to the subject matter hereof. All modifications to the Employment Agreement, as amended hereby, must be in writing and signed by the party against whom enforcement of such modification is sought. Except as expressly amended by this Amendment, the Employment Agreement remains unaltered and in full force and effect. This Amendment may be executed in one or more counterparts, all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment this 13 day of March 2022.

COMPANY:

HEALTHCARE TRUST OF AMERICA, INC.

By:	/s/ Peter N. Foss
Name:	Peter N. Foss
Title:	President and Chief Executive Officer

EXECUTIVE:

/s/ Robert A. Milligan
Robert A. Milligan

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Exhibit 99.2

AMENDMENT NO. 1 TO AMENDED AND RESTATED EMPLOYMENT AGREEMENT

(Amanda Houghton)

THIS AMENDMENT NO. 1 TO AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Amendment”) is entered into and effective as of March 11, 2022 by and between HEALTHCARE TRUST OF AMERICA, INC., a Maryland corporation (the “Company”), and AMANDA L. HOUGHTON (the “Executive”).

RECITALS

WHEREAS, the Company employs Executive as its Executive Vice President — Asset Management under the terms of an Amended and Restated Employment Agreement dated July 8, 2016, as amended by two letter agreements dated July 14, 2017 and March 18, 2019 (collectively, the “Employment Agreement”); and

WHEREAS, the Company is contemplating a merger transaction with Healthcare Realty Trust Incorporated (“Transaction”);

WHEREAS, the parties desire to modify the Employment Agreement with this amendment;

NOW, THEREFORE, in consideration of the foregoing premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby affirmed, the Company and Executive agree to the following changes to the Employment Agreement:

1. Irrespective of whether the Transaction closes or is abandoned, the term of the Employment Agreement (as provided in Section 2 of the Employment Agreement) will be extended so that the Expiration Date (as defined in the Employment Agreement) will be March 13, 2023 (such term being subject to earlier termination as provided in Section 7 of the Employment Agreement).

2. Upon the closing of the Transaction, the amendment set forth in Exhibit A hereto shall apply and be executed by the Company and the Executive.

3. This Amendment represents the entire understanding among the parties with respect to the subject matter hereof, and this Amendment supersedes any and all prior understandings, agreements, plans and negotiations, whether written or oral, with respect to the subject matter hereof. All modifications to the Employment Agreement, as amended hereby, must be in writing and signed by the party against whom enforcement of such modification is sought. Except as expressly amended by this Amendment, the Employment Agreement remains unaltered and in full force and effect. This Amendment may be executed in one or more counterparts, all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment this 11th day of March 2022.

COMPANY:

HEALTHCARE TRUST OF AMERICA, INC.

By:	/s/ Peter N. Foss
Name:	Peter N. Foss
Title:	President and Chief Executive Officer

EXECUTIVE:

/s/ Amanda L. Houghton
Amanda L. Houghton

EXHIBIT A

AMENDMENT NO. 1 TO AMENDED AND RESTATED EMPLOYMENT AGREEMENT

(Amanda L. Houghton)

THIS AMENDMENT NO. 1 TO AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Amendment”) is entered into and effective as of ______________ 2022 (the “Effective Date”) by and between HEALTHCARE TRUST OF AMERICA, INC., a Maryland corporation (the “Company”), and AMANDA L. HOUGHTON (the “Executive”).

RECITALS

WHEREAS, the Company employs Executive as its Executive Vice President – Asset Management under the terms of an Amended and Restated Employment Agreement dated July 8, 2016, as amended by two letter agreements dated July 14, 2017 and March 18, 2019 (collectively, the “Employment Agreement”); and

WHEREAS, the parties desire to modify the Employment Agreement with this amendment;

NOW, THEREFORE, in consideration of the foregoing premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby affirmed, the Company and Executive agree to the following to amend the Employment Agreement as of the Effective Date as follows:

1. Section 5.1 of the Employment Agreement is generally amended to stipulate that Executive’s Base Salary is $450,000.

2. Section 5 of the Employment Agreement is modified by the addition of the following Section 5.8:

5.8 Corporate Transaction Bonus. On or before the date which is 15 days following the Transaction, the Company shall pay Executive the amount of $2,250,000 (the “Corporate Transaction Bonus”), which amount is equal to the sum of (a) two times Executive’s Base Salary of $450,000 per annum, (b) two times Executive’s Target Bonus of $450,000, and (c) an additional cash amount of $450,000. Payment of the Corporate Transaction Bonus shall satisfy and discharge any and all obligations of the Company to pay Separation Benefits pursuant to Section 8.6(a).

3. Section 8.5 of the Employment Agreement shall be deleted in its entirety and the following substituted in its place:

8.5 General Release. The Executive shall execute a customary general release in a form satisfactory to the Company (the “Release”) as a condition to the receipt of any Separation Benefits, Corporate Transaction Bonus or the Obligatory Non-Compete Payment provided for in Section 8.10. Nothing in this Section 8 shall be deemed to operate or shall operate as a release, settlement or discharge of any liability of the Executive to the Company or others for any action or omission by the Executive, including, without limitation, any actions which formed, or could have formed, the basis for termination of the Executive’s employment for Cause.

4. Section 8.8 of the Employment Agreement is generally amended to stipulate that the amount of the Non-Compete Payment is $540,000.

5. Section 8 of the Employment Agreement is modified by the addition of the following Section 8.10:

8.10 Obligatory Non-Compete Payment. If (1) the Transaction occurs during the Employment Period, and (2) Executive’s employment is terminated pursuant to Section 8.4, the Company shall pay Executive the Non-Compete Payment on the terms set forth in Section 8.8 (the “Obligatory Non-Compete Payment”) and Executive shall be subject to the non-competition covenant in Section 9.2 following the Date of Termination without any further requirement of election or notice. During the period Executive is receiving monthly installments of the Obligatory Non-Compete Payment, Executive agrees to provide consulting services to the Company upon request during normal business hours and shall be reimbursed for reasonable out-of-pocket expenses incurred in provided such consulting services.

7. In the event of a Transaction, Executive agrees that she may not terminate her employment for Good Reason prior to the date which is 90 days following a Transaction (the “Transition Period”), except in the event of a material breach by Company of the Employment Agreement. Executive further agrees that (a) Executive’s ineligibility for equity incentive grants during the Transition Period shall not constitute a breach of the Employment Agreement by Company, and (b) travel obligations to the Company’s corporate office or any of its regional offices for the purposes of performing services, not exceeding 10 days in any 30 day period, shall not constitute a breach by Company of the Employment Agreement. During the Transition Period, it is understood that Employee will be allowed a remote work environment during non-travel days. In addition, Company understands Employee has pre-scheduled vacation from July 1 – 15, 2022.

8. This Amendment represents the entire understanding among the parties with respect to the subject matter hereof, and, as of the Effective Date, this Amendment supersedes any and all prior understandings, agreements, plans and negotiations, whether written or oral, with respect to the subject matter hereof. All modifications to the Employment Agreement, as amended hereby, must be in writing and signed by the party against whom enforcement of such modification is sought. Except as expressly amended by this Amendment, the Employment Agreement remains unaltered and in full force and effect. This Amendment may be executed in one or more counterparts, all of which taken together shall constitute one and the same agreement.

[Execution Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to be effective as of the Effective Date.

COMPANY:

HEALTHCARE TRUST OF AMERICA, INC.

By:
Name:	Peter N. Foss
Title:	President and Chief Executive Officer

EXECUTIVE:

Amanda L. Houghton